No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On February 9, 2021, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month ended December 31, 2020.

Exhibit 2:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 9, 2021, resolved to make a distribution of surplus (quarterly dividends), the record date of which is December 31, 2020, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2021.

Exhibit 3:

On February  9, 2021, the Company filed its Documents on Corporate Governance with the Tokyo Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 10, 2021

February 9, 2021

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2020

Tokyo, February 9, 2021 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2020.

Nine Months Results

While the global economy which had slowed down due to the spread of coronavirus disease 2019 (COVID-19) has been on a recovery track, it has still affected Honda’s consolidated financial results for the nine months ended December 31, 2020.

Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. As of the date of this report, Honda has been largely resuming its business activities and there is no significant impact on its businesses in major countries or regions.

Honda’s consolidated sales revenue for the nine months ended December 31, 2020 decreased by 16.8%, to JPY 9,546.7 billion from the same period last year, due mainly to decreased sales revenue in all business operations. Operating profit decreased by 30.1%, to JPY 447.0 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by decreased selling, general and administrative expenses as well as continuing cost reduction. Profit before income taxes decreased by 16.2%, to JPY 658.7 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 8.5%, to JPY 444.1 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 257.21, a decrease of JPY 18.92 from the corresponding period last year. One Honda American Depository Share represents one common share.

Third Quarter Results

Consolidated sales revenue for the three months ended December 31, 2020 increased by 0.6%, to JPY 3,771.5 billion from the same period last year, due mainly to increased sales revenue in Automobile business and Financial services business operations, which was partially offset by decreased sales revenue in Motorcycle business operations as well as negative foreign currency translation effects. Operating profit increased by 66.7%, to JPY 277.7 billion from the same period last year, due mainly to decreased R&D expenses as well as continuing cost reduction, which was partially offset by increased selling, general and administrative expenses as well as negative foreign currency effects. Profit before income taxes increased by 86.9%, to JPY 386.4 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 144.0%, to JPY 284.0 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 164.51, an increase of JPY 98.14 from the corresponding period last year.

Consolidated Statements of Financial Position for the Fiscal Nine Months Ended December 31, 2020

Total assets increased by JPY 318.7 billion, to JPY 20,780.2 billion from March 31, 2020 due mainly to an increase in cash and cash equivalents, equipment on operating leases as well as other financial assets, which was partially offset by negative foreign currency translation effects. Total liabilities increased by JPY 28.7 billion, to JPY 12,204.1 billion from March 31, 2020 due mainly to increased financing liabilities, which was partially offset by negative foreign currency translation effects. Total equity increased by JPY 290.0 billion, to JPY 8,576.0 billion from March 31, 2020 due mainly to increased retained earnings attributable to profit for the period, which was partially offset by negative foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal Nine Months Ended December 31, 2020

Consolidated cash and cash equivalents on December 31, 2020 increased by JPY 200.9 billion from March 31, 2020, to JPY 2,873.2 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to JPY 826.1 billion of cash inflows. Cash inflows from operating activities increased by JPY 220.7 billion from the same period last year, due mainly to decreased payments for parts and raw materials, which was partially offset by decreased cash received from customers.

Net cash used in investing activities amounted to JPY 663.6 billion of cash outflows. Cash outflows from investing activities increased by JPY 227.6 billion from the same period last year, due mainly to increased payments for acquisitions of investments accounted for using the equity method as well as decreased proceeds from sales and redemptions of other financial assets.

Net cash provided by financing activities amounted to JPY 81.5 billion of cash inflows. Cash inflows from financing activities increased by JPY 281.6 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2021

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2021, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2021

	Yen (billions)	Changes from FY 2020
Sales revenue	12,950.0	- 13.3%
Operating profit	520.0	- 17.9%
Profit before income taxes	745.0	- 5.7%
Profit for the year	500.0	- 1.9%
Profit for the year attributable to owners of the parent	465.0	+ 2.0%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	269.31

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 105 for the full year ending March 31, 2021.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2021 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	- 418.6
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 117.0
SG&A expenses	+ 211.0
R&D expenses	+ 46.0
Currency effect	- 69.0

Operating profit compared with fiscal year ended March 31, 2020	- 113.6

Share of profit of investments accounted for using the equity method	+ 70.7
Finance income and finance costs	- 2.0

Profit before income taxes compared with fiscal year ended March 31, 2020	- 44.9

Dividend per Share of Common Stock

Fiscal third quarter dividend is JPY 26 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2021, is JPY 82 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2020 and December 31, 2020

	Yen (millions)
	Mar. 31, 2020	Dec. 31, 2020
Assets
Current assets:
Cash and cash equivalents	2,672,353	2,873,289
Trade receivables	633,909	639,755
Receivables from financial services	1,878,358	1,684,526
Other financial assets	190,053	352,123
Inventories	1,560,568	1,448,639
Other current assets	365,769	361,229

Total current assets	7,301,010	7,359,561

Non-current assets:
Investments accounted for using the equity method	655,475	804,181
Receivables from financial services	3,282,807	3,340,466
Other financial assets	441,724	626,746
Equipment on operating leases	4,626,063	4,603,672
Property, plant and equipment	3,051,704	2,921,098
Intangible assets	760,434	807,739
Deferred tax assets	132,553	86,318
Other non-current assets	209,695	230,422

Total non-current assets	13,160,455	13,420,642

Total assets	20,461,465	20,780,203

Liabilities and Equity
Current liabilities:
Trade payables	958,469	959,136
Financing liabilities	3,248,457	3,323,459
Accrued expenses	449,716	369,960
Other financial liabilities	209,065	169,775
Income taxes payable	43,759	45,945
Provisions	287,175	311,461
Other current liabilities	593,447	545,940

Total current liabilities	5,790,088	5,725,676

Non-current liabilities:
Financing liabilities	4,221,229	4,305,653
Other financial liabilities	303,570	286,330
Retirement benefit liabilities	578,909	570,174
Provisions	238,439	264,109
Deferred tax liabilities	698,868	712,612
Other non-current liabilities	344,339	339,597

Total non-current liabilities	6,385,354	6,478,475

Total liabilities	12,175,442	12,204,151

Equity:
Common stock	86,067	86,067
Capital surplus	171,823	172,026
Treasury stock	(273,940)	(273,820)
Retained earnings	8,142,948	8,487,222
Other components of equity	(114,639)	(164,892)

Equity attributable to owners of the parent	8,012,259	8,306,603
Non-controlling interests	273,764	269,449

Total equity	8,286,023	8,576,052

Total liabilities and equity	20,461,465	20,780,203

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2019 and 2020

	Yen (millions)
	Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020
Sales revenue	11,472,949	9,546,713
Operating costs and expenses:
Cost of sales	(9,090,126)	(7,594,521)
Selling, general and administrative	(1,163,591)	(1,004,211)
Research and development	(579,978)	(500,981)

Total operating costs and expenses	(10,833,695)	(9,099,713)

Operating profit	639,254	447,000

Share of profit of investments accounted for using the equity method	149,731	204,570
Finance income and finance costs:
Interest income	38,565	13,572
Interest expense	(15,125)	(8,563)
Other, net	(26,257)	2,128

Total finance income and finance costs	(2,817)	7,137

Profit before income taxes	786,168	658,707
Income tax expense	(254,713)	(186,809)

Profit for the period	531,455	471,898

Profit for the period attributable to:
Owners of the parent	485,288	444,102
Non-controlling interests	46,167	27,796

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	276.13	257.21

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2019 and 2020

	Yen (millions)
	Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020
Profit for the period	531,455	471,898
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	3,337	64,000
Share of other comprehensive income of investments accounted for using the equity method	704	613
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	99	127
Exchange differences on translating foreign operations	(90,608)	(114,008)
Share of other comprehensive income of investments accounted for using the equity method	(23,331)	5,772

Total other comprehensive income, net of tax	(109,799)	(43,496)

Comprehensive income for the period	421,656	428,402

Comprehensive income for the period attributable to:
Owners of the parent	378,667	394,202
Non-controlling interests	42,989	34,200

Condensed Consolidated Statements of Income

For the three months ended December 31, 2019 and 2020

	Yen (millions)
	Three months ended Dec. 31, 2019	Three months ended Dec. 31, 2020
Sales revenue	3,747,593	3,771,569
Operating costs and expenses:
Cost of sales	(2,966,552)	(2,940,964)
Selling, general and administrative	(379,648)	(381,019)
Research and development	(234,744)	(171,851)

Total operating costs and expenses	(3,580,944)	(3,493,834)

Operating profit	166,649	277,735

Share of profit of investments accounted for using the equity method	41,552	102,274
Finance income and finance costs:
Interest income	12,305	4,695
Interest expense	(7,530)	(2,014)
Other, net	(6,243)	3,733

Total finance income and finance costs	(1,468)	6,414

Profit before income taxes	206,733	386,423
Income tax expense	(75,043)	(87,094)

Profit for the period	131,690	299,329

Profit for the period attributable to:
Owners of the parent	116,432	284,051
Non-controlling interests	15,258	15,278

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	66.37	164.51

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2019 and 2020

	Yen (millions)
	Three months ended Dec. 31, 2019	Three months ended Dec. 31, 2020
Profit for the period	131,690	299,329
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	8,030	45,754
Share of other comprehensive income of investments accounted for using the equity method	1,308	1,040
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(65)	13
Exchange differences on translating foreign operations	77,102	(36,418)
Share of other comprehensive income of investments accounted for using the equity method	8,240	5,297

Total other comprehensive income, net of tax	94,615	15,686

Comprehensive income for the period	226,305	315,015

Comprehensive income for the period attributable to:
Owners of the parent	205,575	296,866
Non-controlling interests	20,730	18,149

[3] Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2019

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the period
Profit for the period				485,288		485,288	46,167	531,455
Other comprehensive income, net of tax					(106,621)	(106,621)	(3,178)	(109,799)

Total comprehensive income for the period				485,288	(106,621)	378,667	42,989	421,656
Reclassification to retained earnings				(40)	40	—		—
Transactions with owners and other
Dividends paid				(147,863)		(147,863)	(54,987)	(202,850)
Purchases of treasury stock			(39,475)			(39,475)		(39,475)
Disposal of treasury stock			79			79		79
Share-based payment transactions		330				330		330
Equity transactions and others							(3,049)	(3,049)

Total transactions with owners and other		330	(39,396)	(147,863)		(186,929)	(58,036)	(244,965)

Other changes				1,775		1,775		1,775

Balance as of December 31, 2019	86,067	171,790	(217,223)	8,312,797	107,802	8,461,233	283,023	8,744,256

For the nine months ended December 31, 2020
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Comprehensive income for the period
Profit for the period				444,102		444,102	27,796	471,898
Other comprehensive income, net of tax					(49,900)	(49,900)	6,404	(43,496)

Total comprehensive income for the period				444,102	(49,900)	394,202	34,200	428,402
Reclassification to retained earnings				353	(353)	—		—
Transactions with owners and other
Dividends paid				(100,181)		(100,181)	(40,766)	(140,947)
Purchases of treasury stock			(4)			(4)		(4)
Disposal of treasury stock			124			124		124
Share-based payment transactions		203				203		203
Equity transactions and others							2,251	2,251

Total transactions with owners and other		203	120	(100,181)		(99,858)	(38,515)	(138,373)

Balance as of December 31, 2020	86,067	172,026	(273,820)	8,487,222	(164,892)	8,306,603	269,449	8,576,052

[4] Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2019 and 2020

	Yen (millions)
	Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2020
Cash flows from operating activities:
Profit before income taxes	786,168	658,707
Depreciation, amortization and impairment losses excluding equipment on operating leases	529,727	444,545
Share of profit of investments accounted for using the equity method	(149,731)	(204,570)
Finance income and finance costs, net	(36,878)	52,741
Interest income and interest costs from financial services, net	(98,250)	(99,425)
Changes in assets and liabilities
Trade receivables	144,006	6,927
Inventories	(14,088)	88,067
Trade payables	(208,556)	78,928
Accrued expenses	(56,143)	(72,394)
Provisions and retirement benefit liabilities	(34,155)	86,077
Receivables from financial services	30,472	(11,553)
Equipment on operating leases	(248,773)	(118,989)
Other assets and liabilities	(104,211)	(151,391)
Other, net	3,782	(608)
Dividends received	104,657	119,642
Interest received	218,353	177,097
Interest paid	(113,631)	(83,502)
Income taxes paid, net of refunds	(147,350)	(144,107)

Net cash provided by operating activities	605,399	826,192
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(250,995)	(227,151)
Payments for additions to and internally developed intangible assets	(159,851)	(165,830)
Proceeds from sales of property, plant and equipment and intangible assets	10,307	4,680
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	(3,047)	2,230
Payments for acquisitions of investments accounted for using the equity method	(4,802)	(110,747)
Proceeds from sales of investments accounted for using the equity method	—	10,376
Payments for acquisitions of other financial assets	(240,295)	(311,873)
Proceeds from sales and redemptions of other financial assets	214,102	134,639
Other, net	(1,404)	—

Net cash used in investing activities	(435,985)	(663,676)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	6,226,745	6,992,681
Repayments of short-term financing liabilities	(6,348,745)	(6,781,179)
Proceeds from long-term financing liabilities	1,398,797	1,356,619
Repayments of long-term financing liabilities	(1,182,699)	(1,304,276)
Dividends paid to owners of the parent	(147,863)	(100,181)
Dividends paid to non-controlling interests	(47,043)	(34,134)
Purchases and sales of treasury stock, net	(39,396)	120
Repayments of lease liabilities	(55,689)	(47,584)
Other, net	(4,237)	(555)

Net cash provided by (used in) financing activities	(200,130)	81,511
Effect of exchange rate changes on cash and cash equivalents	(21,581)	(43,091)

Net change in cash and cash equivalents	(52,297)	200,936
Cash and cash equivalents at beginning of year	2,494,121	2,672,353

Cash and cash equivalents at end of period	2,441,824	2,873,289

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the nine months ended December 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,585,770	7,691,119	1,961,952	234,108	11,472,949	—	11,472,949
Intersegment	—	164,786	10,626	19,317	194,729	(194,729)	—

Total	1,585,770	7,855,905	1,972,578	253,425	11,667,678	(194,729)	11,472,949

Segment profit (loss)	222,182	229,000	196,761	(8,689)	639,254	—	639,254

Segment assets	1,519,250	7,837,663	10,373,083	362,483	20,092,479	396,227	20,488,706
Depreciation and amortization	50,147	417,950	615,663	10,777	1,094,537	—	1,094,537
Capital expenditures	52,849	328,282	1,730,700	10,574	2,122,405	—	2,122,405
As of and for the nine months ended December 31, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,258,173	6,207,728	1,853,641	227,171	9,546,713	—	9,546,713
Intersegment	—	153,209	9,520	14,270	176,999	(176,999)	—

Total	1,258,173	6,360,937	1,863,161	241,441	9,723,712	(176,999)	9,546,713

Segment profit (loss)	152,379	52,624	250,581	(8,584)	447,000	—	447,000

Segment assets	1,382,083	8,061,407	10,280,529	360,515	20,084,534	695,669	20,780,203
Depreciation and amortization	50,324	378,524	617,238	11,484	1,057,570	—	1,057,570
Capital expenditures	28,358	348,446	1,485,375	7,004	1,869,183	—	1,869,183

For the three months ended December 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	530,227	2,523,149	616,318	77,899	3,747,593	—	3,747,593
Intersegment	—	51,736	3,470	8,471	63,677	(63,677)	—

Total	530,227	2,574,885	619,788	86,370	3,811,270	(63,677)	3,747,593

Segment profit (loss)	74,527	33,707	64,599	(6,184)	166,649	—	166,649

For the three months ended December 31, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	490,857	2,585,190	614,549	80,973	3,771,569	—	3,771,569
Intersegment	—	52,925	3,097	5,434	61,456	(61,456)	—

Total	490,857	2,638,115	617,646	86,407	3,833,025	(61,456)	3,771,569

Segment profit (loss)	72,715	123,127	85,715	(3,822)	277,735	—	277,735

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2019 and 2020 amounted to JPY 650,927 million and JPY 931,069 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,714,572	6,259,055	426,596	2,532,782	539,944	11,472,949	—	11,472,949
Inter-geographic areas	1,623,743	285,634	156,462	500,784	5,239	2,571,862	(2,571,862)	—

Total	3,338,315	6,544,689	583,058	3,033,566	545,183	14,044,811	(2,571,862)	11,472,949

Operating profit (loss)	38,066	280,736	11,004	274,911	35,555	640,272	(1,018)	639,254

Assets	4,812,390	11,366,463	652,222	2,966,416	625,857	20,423,348	65,358	20,488,706
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,936,823	4,816,100	59,005	687,869	133,830	8,633,627	—	8,633,627
As of and for the nine months ended December 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,559,844	5,200,322	350,963	2,124,773	310,811	9,546,713	—	9,546,713
Inter-geographic areas	1,189,865	270,594	121,711	329,638	4,509	1,916,317	(1,916,317)	—

Total	2,749,709	5,470,916	472,674	2,454,411	315,320	11,463,030	(1,916,317)	9,546,713

Operating profit (loss)	(31,386)	269,236	18,352	170,069	421	426,692	20,308	447,000

Assets	5,048,475	11,271,264	666,494	2,996,726	484,914	20,467,873	312,330	20,780,203
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,038,243	4,637,887	58,660	643,185	114,368	8,492,343	—	8,492,343

For the three months ended December 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	502,173	2,074,816	135,220	855,119	180,265	3,747,593	—	3,747,593
Inter-geographic areas	542,748	88,038	55,104	161,475	1,589	848,954	(848,954)	—

Total	1,044,921	2,162,854	190,324	1,016,594	181,854	4,596,547	(848,954)	3,747,593

Operating profit (loss)	(43,134)	101,755	1,201	88,633	27,130	175,585	(8,936)	166,649

For the three months ended December 31, 2020
	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	559,587	2,068,582	114,672	892,829	135,899	3,771,569	—	3,771,569
Inter-geographic areas	518,693	99,268	58,881	136,149	1,887	814,878	(814,878)	—

Total	1,078,280	2,167,850	173,553	1,028,978	137,786	4,586,447	(814,878)	3,771,569

Operating profit (loss)	43,691	149,920	7,114	79,132	(1,653)	278,204	(469)	277,735

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2019 and 2020 amounted to JPY 650,927 million and JPY 931,069 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

February 9, 2021

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

and Revision of Dividend Forecast for the Fiscal Year Ending March 31, 2021

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 9, 2021, resolved to make a distribution of surplus (quarterly dividends), the record date of which is December 31, 2020, and revised the amount of the projected dividend per share of common stock for the year ending March 31, 2021 as follows:

Particulars

1. Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast (Announced on November 6, 2020)	Dividends Paid for the Second Quarter in Fiscal 2020
Record Date	December 31, 2020	December 31, 2020	December 31, 2019
Dividends per Share of Common Stock (yen)	26	19	28
Total Amount of Dividends (million yen)	44,909	—	48,932
Effective Date	March 8, 2021	—	March 4, 2020
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2. Details of the Revised Dividend Payments

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Latest Dividend Forecast (Announced on November 6, 2020)	—	—	—	19	68
Projected Dividends	—	—	—	26	82
Dividends Paid in Fiscal 2021	11	19	26	—	—
Dividends Paid in Fiscal 2020	28	28	28	28	112

3. Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. The Company resolved that a third quarter dividend payment of ¥26 per share of common stock is to be paid considering its forecast for consolidated financial results for the fiscal year ending March 31, 2021. The Company also revised the amount of the projected dividend per share of common stock for the year ending March 31, 2021 that was announced on November 6, 2020.

CORPORATE GOVERNANCE

HONDA MOTOR CO., LTD.

Last updated: February 9, 2021

Honda Motor Co., Ltd.

Takahiro Hachigo

Contact and telephone number: Legal Division

Telephone: 03-3423-1111 (main number)

Securities code number: 7267

https://www.honda.co.jp

The status of corporate governance at Honda Motor Co., Ltd. (hereinafter, “Honda”, the “Company”) is as follows.

I.	Basic Approach to Corporate Governance, and Capital Composition, Corporate Attributes and Other Basic Information

1.	Basic Approach

Honda strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to strengthen the trust of our shareholders/investors, customers and society; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the mid- to long-term; and become “a company that society wants to exist”.

The Company has adopted a “company with an Audit and Supervisory Committee” system with the aim of reinforcing the supervisory function of the Board of Directors and ensuring the prompt decision-making. Under the system, the Company operates the Audit and Supervisory Committee, which consists of directors, to delegate the authority to directors from the Board of Directors and accelerate the separation of the supervisory function and business execution function.

We are making efforts to appropriately disclose corporate information including the release and disclosure of quarterly financial results and management policies in a timely and accurate manner to bolster trust and appreciation from shareholders/investors and society. Going forward, we will continue to strive to ensure the transparency of our management.

Reasons for non-compliance

•	Supplementary Principle 4.1.2 stating that recognizing that a mid-term business plan is a commitment to shareholders, the board should do their best to achieve the plan.

In order to make the optimum business judgment promptly and flexibly in today’s constantly changing business environment and at the same time to disclose information in an ideal way for shareholders and investors to help them understand the Company’s business strategies and financial performance correctly, the Company announces the business visions and strategies, as well as business outlook for the single fiscal year.

The Company’s midterm business plans are not announced currently: however, the Executive Council decides on a midterm business plans, checks the progress of such plans, conducts analysis, and revises them as necessary. The Board of Directors deliberates and passes the resolution on a midterm business plans developed by the Executive Council, receives reports on the progress and analysis, and supervises the conditions.

•

Supplementary Principle 4.10.1 stating that Companies should strengthen the independence, objectivity and accountability of board functions on the matters of nomination and remuneration, by establishing optional advisory committees under the board to which independent directors make significant contributions.

In making a determination to submit the shareholders’ meeting proposal regarding the election, etc. of a director (excluding directors who are Audit and Supervisory Committee members) and determination or revision of the remuneration structure or the remuneration standards for the directors and officers, the Board of Directors shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee to enhance independence, objectivity and accountability of the Board. Thus, the company believes optional advisory committees are not necessary and existing structure is appropriately functioning.

Disclosure based on each Corporate Governance Code

Based on the Board of Directors resolutions, “Honda Corporate Governance Basic Policies” showing the company’s basic concept, framework and implementation policy are determined and posted on our website.

URL of “Honda Corporate Governance Basic Policies”:

https://global.honda/content/dam/site/global/investors/cq_img/policy/governance/20210209_governance_policies_e.pdf

[Principle 1.4] Basic policy about cross-shareholdings, verification of appropriateness of the holding, and the voting rights as to the cross-shareholdings

Refer to the Article 16 (Basic Policies for Cross-Shareholdings and Exercise of Voting Rights as to Cross-Shareholdings) of the “Honda Corporate Governance Basic Policies.”

[Principle 1.7] Related Party Transactions

Refer to the Article 10 (Conflicting Interest Transactions) of the “Honda Corporate Governance Basic Policies.”

[Principle 2.6] Effort for company pension fund to function as an asset owner

•	Pension fund management for the Company is conducted by the Honda Corporate Pension Fund (hereinafter, the “Fund”).

•

The Fund avoids conflicts of interests between the fund beneficiaries and the Company by entrusting the management of its reserve fund to multiple investors in and out of Japan, and, the portfolio managers of the entrusted investors make investment decisions and exercise voting rights at their discretion.

•

In order for the Fund to enhance its specialist knowledge in fund management and to exercise its function such as monitoring against investors sufficiently, the Company dispatches its officer(s) and/or staff with expertise in finance and human resources to the Fund. Moreover, the Company checks soundness of the overall operation of the Fund through the activities such as deliberations of asset management committee held quarterly.

[Principle 3.1]

(1)	Business principles, business strategies and business plans

Basic principles:	Honda Philosophy is posted on our website.

Business strategies:	“2030 vision” is planned and announced in 2017.

Business plans:	Business forecast for each fiscal year is announced.

(2)	Basic views and guidelines on corporate governance

Refer to the “Honda Corporate Governance Basic Policies.”

(3)	Basic policies and procedures in determining the remuneration of the directors and executive officers

Refer to the Article 12 (Remuneration Policies) of the “Honda Corporate Governance Basic Policies.”

(4)	Policies and procedures in the nomination and dismissal of directors and operating officers

Refer to the Article 4 (Policy, etc. for Selection of Candidates for Directors [excluding Directors who are Audit and Supervisory Committee Members]), Article 8 (Policy, etc. for Selection of Candidates for Directors who are Audit and Supervisory Committee Members), and Article 12 (Appointment Policies, Terms, etc. of Office of Executive Officers) of the “Honda Corporate Governance Basic Policies.”

(5)	Explanations with respect to the individual nominations of candidates for directors

Refer to the “convening notices for general shareholder meetings” posted on our website.

[Supplementary Principles 4.1.1] Matters to be decided by the Board of Directors and the scope of the matters delegated to the management

Refer to the Article 2 (Roles and Responsibilities of the Board of Directors) of the “Honda Corporate Governance Basic Policies.”

[Principle 4.9] Independence Standards and Qualification for Independent Outside Directors

Refer to the Annex 1 (Criteria for Independence of Outside Directors) of the “Honda Corporate Governance Basic Policies” and II-1 of this report (Matters Relating to Independent Directors).

[Supplementary Principles 4.11.1] View on the appropriate balance between knowledge, experience and skills of the board as a whole, and also on diversity and appropriate board size

Refer to the Article 3 (Constitution of the Board of Directors) of the “Honda Corporate Governance Basic Policies.”

[Supplementary Principles 4.11.2] Conditions of the directors also serving as directors at other companies

Refer to the “convening notices for general shareholder meetings” and relevant documents posted on our website.

[Supplementary Principles 4.11.3] Evaluation of effectiveness of the Board of Directors

For each fiscal year, the Company’s Board of Directors carries out an evaluation of the Board as a whole for the purpose of checking the current state of its operational capabilities, subsequently, to enhance effectiveness.

As same as the previous fiscal year, a self-evaluation was conducted by the Company for 2019. Based on the results of a questionnaire and interviews conducted with the Directors, the self-evaluation was deliberated and resolved at the Board of Directors. The self-evaluation questionnaire was prepared under the supervision of outside attorneys. The interviews and the compilation of the results were carried out by outside attorneys as well.

The Board of Directors shared the view that “effectiveness of the Board is ensured appropriately”, by the constitution of the Board of Directors and enhancing provision of useful information to Outside Directors. Further, they also shared the understanding of the needs to provide useful information and to have more thorough discussions over the macroscopic theme and future strategies to further enhance monitoring capabilities of the Board of Directors.

The Company will further enhance monitoring capabilities of the Board of Directors to raise effectiveness, by taking measures such as provision of sufficient information to Outside Directors and having thorough discussion over the macroscopic theme and future strategies.

[Supplementary Principles 4.14.2] Training policy for directors

Refer to the Article 9 (Approaches for Improving Board Effectiveness – Director Training) of the “Honda Corporate Governance Basic Policies.”

[Principle 5.1] Policy for Constructive Dialogue with Shareholders

Refer to the Article 17 (Policies for Dialogue with Shareholders) and the Annex 2 (Policies for Promoting Dialogue with Shareholders) of the “Honda Corporate Governance Basic Policies.”

2.	Capital Composition

Percentage of shares held by foreign investors: 30% or more

Principal Shareholders

Name or Designation	Number of Shares Held (thousands)	Percentage of Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	133,949	7.75
Japan Trustee Services Bank, Ltd. (Trust Account)	114,252	6.61
SSBTC CLIENT OMNIBUS ACCOUNT	58,061	3.36
Moxley & Co. LLC	53,915	3.12
Meiji Yasuda Life Insurance Company	51,199	2.96
Japan Trustee Services Bank, Ltd. (Trust Account 9)	46,605	2.70
Tokio Marine & Nichido Fire Insurance Co., Ltd.	35,461	2.05
Japan Trustee Services Bank, Ltd. (Trust Account 5)	32,086	1.86
JP Morgan Chase Bank 385151	30,145	1.75
Nippon Life Insurance Company	28,666	1.66

Existence of controlling shareholders (excluding the parent company):

Existence of a parent company: None

Supplementary explanation:

3.	Corporate Attributes

Stock Exchange Listings and market classification: Tokyo Stock Exchange, First Section

Annual closing of accounts: March

Industry classification: Transportation equipment

Number of employees (on a consolidated basis) on the closing date of previous fiscal year: 1,000 or more

Net sales (consolidated) in the previous fiscal year: ¥1 trillion (1,000,000,000,000) or more

Number of consolidated subsidiaries on the closing date of the previous fiscal year: 300 or more

4.	Guidelines for Measures for Protection of Minority Shareholders when Conducting Transactions, Etc., with Controlling Shareholders

5.	Other Special Situations That Might Have a Major Influence on Corporate Governance

(1)	Concept of and policies for group management

The Company shares Honda philosophy with all group companies, aiming to enhance medium- to long-term corporate values and sustainable growth of entire Honda group. While taking its business characteristic and external environment into consideration, the Company runs the business of the group through maximizing the synergistic effect within the group, making decisions promptly, integrating operation of business, etc., and verifies and reviews the group management when necessary.

(2)	Reasons for having the listed subsidiaries

Yachiyo Industry Co., Ltd. (Investment stake: 50.41%)

Yachiyo’s major areas of business are R&D, production, and sales of fuel tanks and sunroofs for automobiles and exhaust system parts for motorcycles. Honda believes that each of their business contributes to competitive advantage of Honda products and to increase the value the Company offers to customers.

Yutaka Giken Co., Ltd. (Investment stake: 69.66%)

Yutaka’s major areas of business are R&D, production, and sales of drive train parts, exhaust system parts, etc. for automobiles. Yutaka also engages in R&D, production, and sales of motor parts for electric vehicles. The Company believes that each of their business contributes to competitive advantage of Honda products and to increase the value the Company offers to customers.

(3)	Methods to ensure effectiveness of governance system of the listed subsidiaries

To enhance corporate values of the entire Honda group, the Company shares with its subsidiaries the Company’s Code of Conduct, the basic policy on development of internal control systems, and the risk management policy.

In addition, the Company developed systems for reporting material matters of the management of subsidiaries to the Company, the systems to accept whistle-blowing reports from management and employees of subsidiaries, and others. The Company gives careful consideration of interest of minority shareholders, for example, by supporting the governance system of the listed subsidiary that effectively accepts and utilizes independent outside directors and setting the business terms based on the arm’s length principles with listed subsidiary, and respects the independence of listed subsidiary.

II.	Overview of Management Supervisory Organization Related to Decision Making, Execution and Supervision and Other Corporate Governance Systems

1.	Matters Related to Governance Units and Their Operation, Etc.

Form of governance organization: Company with audit and supervisory committee

Information on Directors

Number of directors specified in the Articles of Incorporation: 20

Term of directors specified in the Articles of Incorporation: 1 year

Chairperson of the Board of Directors: Chairman

Current number of directors: 13

Appointment of outside directors: Appointed

Number of outside directors: 5

Number of directors specified as independent directors: 5

Relationship with the Company (1)

Name	Affiliation	Relationship with the Company
		a	b	c	d	e	f	g	h	i	j	k
Hiroko Koide	From another company	No	No	No	No	No	No	No	No	No	No	No
Fumiya Kokubu	From another company	No	No	No	No	No	No	No	No	No	No	No
Hideo Takaura	Certified public accountant	No	No	No	No	No	No	No	No	No	No	No
Mayumi Tamura	From another company	No	No	No	No	No	No	No	No	No	No	No
Kunihiko Sakai	Attorney at law	No	No	No	No	No	No	No	No	No	No	No

*	Options for Categories of Relationship with the Company
*

If any of the items above apply to the outside directors himself/herself “now or recently”, please mark with a “¡” and, if any of the items above applied to the outside directors himself/herself in the “past”, please mark with a “Δ”.

*

If any of the items above apply to a family member or a close relative “now or recently”, please mark with a “🌑” and, if any of the items above applied to any of them in the “past”, please mark with a “▲”.

a. person who executes business of the listed company or its subsidiary;

b. directors who are executive personnel or non-executive personnel of a parent company of the listed company;

c. person who executes business of a fellow subsidiary of the listed company;

d. party for which the listed company is a major customer or a person who executes its business;

e. listed company’s major customer or a person who executes its business;

f. consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/auditorship from the listed company;

g. listed company’s major shareholder (where the said major shareholder is a company, a person who executed its business);

h: person who executes the business of a customer of the listed company (where any of items d, e and f do not apply to such customer) (this item only applies to the outside director himself/herself);

i: person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the outside director himself/herself);

j: person who executes the business of an entity to whom the listed company makes donations (this item only applies to the outside director himself/herself); or

k. Other.

Relationship with the Company (2)

Name: Hiroko Koide

Status as directors who are Audit and Supervisory Committee members: No

Status as independent director: Yes

Supplementary explanation of applicable items:

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on her global perspective as well as abundant experience and deep insight regarding corporate management, she oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Hiroko Koide.

Name: Fumiya Kokubu

Status as directors who are Audit and Supervisory Committee members: No

Status as independent director: Yes

Supplementary explanation of applicable items:

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on his abundant experience and deep insight regarding corporate management, he oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Fumiya Kokubu.

The Company has a business relationship with Marubeni Corporation, where Fumiya Kokubu currently holds the position of Chairman of the Board. However, the amount of annual transactions between the two companies is less than 1% of the consolidated sales revenue of the Company and of the other party, which fulfills the Criteria for Independence of Outside Directors.

Name: Hideo Takaura

Status as directors who are Audit and Supervisory Committee members: Yes

Status as independent director: Yes

Supplementary explanation of applicable items:

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on his high expertise and abundant experience as a certified public accountant, he audits and oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Hideo Takaura.

Name: Mayumi Tamura

Status as directors who are Audit and Supervisory Committee members: Yes

Status as independent director: Yes

Supplementary explanation of applicable items:

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on her abundant experience and deep insight regarding corporate management, she audits and oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, she is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Mayumi Tamura.

Name: Kunihiko Sakai

Status as directors who are Audit and Supervisory Committee members: Yes

Status as independent director: Yes

Supplementary explanation of applicable items:

Reasons for the selection of this outside director (In the case a director is specified as an independent director, include information on the reasons for selection as an independent director):

Based on his high expertise and abundant experience as a legal affairs specialist, he audits and oversees the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

In addition, he is specified as an independent director, because there are not any personal relationship, business relationship and etc. which applies to the matters described in the Criteria for Independence of Outside Directors, and there are no special conflicts of interest between the Company and Kunihiko Sakai.

Existence of any optional committee corresponding to a nominating committee or a compensation committee: None

Information on members of the Audit and Supervisory Committee

Existence of the Audit and Supervisory Committee: Established

Current number of a member of the Audit and Supervisory Committee: 5

Number of full-time member of the Audit and Supervisory Committee: 2

Number of inside director: 2

Number of outside director: 3

Chairman of the Audit and Supervisory Committee: Inside director

Directors and employees to assist with the duties of the Audit and Supervisory Committee: Appointed

Matters relating to independence of subject directors and employees from executive officers

Full-time staff members are employed for the Audit and Supervisory Committee’s Division which is independent from the Company’s chain of command of the directors (excluding directors who are also the members of the Audit and Supervisory Committee) and is under the direct control of the Audit and Supervisory Committee. Under the direct order from the Audit and Supervisory Committee, the Audit and Supervisory Committee’s Division shall support the said Committee so that their duties are executed effectively.

Collaboration among the Audit and Supervisory Committee, Accounting Auditors and the Audit Office

The Audit and Supervisory Committee holds meetings with Accounting Auditors. In this meeting, Accounting Auditors explain and report the auditing plans, results of their auditing activities, etc., and both parties exchange opinions.

During this fiscal year, the Audit and Supervisory Committee held 12 meetings with Accounting Auditors.

The Audit Division which is an internal auditing division of the Company periodically reports the auditing policies, auditing plans and the results of audits to the Audit and Supervisory Committee. Moreover, the Division makes additional reports to the Audit and Supervisory Committee as necessary and when requested by the Committee. The Audit and Supervisory Committee and the Audit Division carry out the audit either independently or cooperatively.

Based on the Standards for Audit and Supervisory Committee Reports, the control divisions such as accounting and legal divisions shall periodically provide information necessary for auditing to the Audit and Supervisory Committee or to the committee members appointed by the Committee.

Existence of any optional committee corresponding to a nominating committee or a compensation committee: None

Matters Relating to Independent Directors

Number of independent directors: 5

Other Matters Related to Independent Directors

Criteria for Independence of Outside Directors

The Company’s Board of Directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1. He/She is not, and has never been, any of the following during the last year:

1)    a person who executes the business (*1) of a large shareholder (*2) of the Company;

2)    a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)     a person who executes the business of a major lender (*4) of the Company group;

4)     a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5)     a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

2. No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

*1 A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.

*2 A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*3 A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4 A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of outstanding borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5 A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6 A “family member or close relative” means a spouse or first or second degree relative of an outside director.

Provision of Incentives

Status of measures to provide incentives to directors: Introduction of a performance-linked remuneration system.

Remuneration for the Executive Directors shall consist of performance-linked remuneration and remuneration, etc. other than performance-linked remuneration. In terms of payment percentage, when performance-linked remuneration is paid on the base amount, the remuneration rate is set at 50% of the total remuneration for executive bonuses and stock-based remuneration that are performance-linked remuneration, and 50% of total remuneration for remuneration, etc. other than performance-linked remuneration.

In addition, regarding performance-linked remuneration indicators, the indicator for executive bonuses includes business performance, dividends to shareholders, employees’ bonus levels, and the like for each fiscal year, and the indicator for stock-based remuneration includes growth rates for financial indicators, such as consolidated operating profit margin, and growth rates for non-financial indicators, such as brand value and ESG.

The reasons for using such indicators are that the Company deems that each indicator stated for executive bonuses is important to consider when measuring the contribution to corporate value in the fiscal year and the degree to which the Company has fulfilled corporate responsibilities for its shareholders and employees, and that each indicator stated for stock-based remuneration is important to consider when measuring the contribution to the sustainable enhancement of corporate value over the mid- to long-term.

Regarding the amount of performance-linked remuneration, the amount of executive bonuses is resolved by the Board of Directors based on the actual correlation between each indicator and the payment amount in the past fiscal years and the business conditions of the fiscal year. The amount of stock-based remuneration is determined within a range of 50% to 150% of the performance-linked coefficient based on the growth rate of each indicator for three fiscal years in accordance with the calculation method resolved by the Board of Directors.

Supplementary Explanation of Matters Related to This Item

The Company pays bonuses to directors (excluding outside directors and the directors who are Audit and Supervisory Committee members) that reflect performance in each fiscal year.

Persons Eligible for Stock Options:

Supplementary Explanation of Matters Related to This Item:

Matters Related to the Remuneration of Directors

Status of Disclosure of Remuneration of Individual Directors: Disclosed only for certain individuals.

Supplementary Explanation of Matters Related to this Item

In fiscal year 2019, the total fixed remuneration was ¥460 million for 7 directors (excluding Audit and Supervisory Committee members and Outside Directors), ¥33 million for 3 Outside Directors (excluding Audit and Supervisory Committee members), ¥143 million for 2 directors (excluding outside directors) who are also the members of Audit and Supervisory Committee, and ¥50 million to 4 Outside Directors who are also the members of Audit and Supervisory Committee, which the total amount is ¥689 million. Also, regarding executive bonuses, 4 Executive Directors were paid a total of ¥101 million. Regarding stock-based remuneration, 4 Executive Directors were paid a total of ¥140 million.

Additionally, in fiscal year 2019, Chairman and Director Toshiaki Mikoshiba received fixed remuneration of ¥108 million. Director and President Takahiro Hachigo received fixed remuneration of ¥91 million, executive bonus of ¥36 million, and stock-based remuneration of ¥47 million, a total of ¥176 million. Executive Vice President and Director Seiji Kuraishi received fixed remuneration of ¥59 million, executive remuneration of ¥23 million, and stock-based remuneration of ¥30 million, a total of 113 million.

The amount of stock-based remuneration is the amount recorded as expenses related to the share delivery points granted during the fiscal year 2019 in connection with the directors’ remuneration BIP (Board Incentive Plan) trust.

Existence of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration: Exists

Disclosure of Policies Determining the Amount of Remuneration or Method of Calculating Remuneration

The Company’s remuneration structure for the officers shall be designed with the aim of motivating them to contribute not only to short-term, but also to mid- to long-term business results, to enable the sustainable enhancement of the corporate value, and shall consist of a fixed monthly remuneration paid as compensation for the performance of their duties, an executive bonus linked to the business results for the relevant business year, and a stock-based remuneration linked to mid- to long-term business results.

Monthly remuneration shall be paid in an amount that is suitable for attracting diverse and exceptional human resources, while taking into consideration the payment standards of other companies etc.

Executive bonuses shall be determined by a resolution of the Board of Directors taking into consideration the business results of each business year, dividends to shareholders, the standards of bonuses of employees and other matters and paid.

Stock-based remuneration shall be paid in the Company’s stock and money and linked to business results in the mid- to long-term based on the standards and procedures approved by the Board of Directors, so that the stock-based remuneration functions as a sound incentive aimed at sustainable growth.

Remuneration of the Executive Directors and the operating officers shall consist of monthly remuneration paid based on the remuneration standards approved by the Board of Directors as well as executive bonuses and stock-based remuneration.

Remuneration paid to the outside directors and other non-Executive Directors (excluding Audit and Supervisory Committee members) shall consist only of monthly remuneration based on remuneration standards approved by the Board of Directors.

Remuneration of the directors who are members of the Audit and Supervisory Committee shall consist only of monthly remuneration determined by discussion among directors who are members of the Audit and Supervisory Committee.

In order to advance the Company’s sustainable growth and enhance its corporate value over the mid-to long-term by sharing common interests with the shareholders through having a shareholding in the Company, even directors and operating officers who are not eligible for stock-based remuneration shall acquire the Company’s stock by contributing a certain portion of their fixed remuneration to the Officers Shareholding Association.

Directors and operating officers shall continuously hold throughout their term of office and for one year after their retirement any stock of the Company acquired as stock-based remuneration or acquired through the Officers Shareholding Association.

Support Systems for Outside Directors

The Company provides necessary support to outside directors through the CEO Office or the Audit and Supervisory Committee’s Division in a timely manner. Materials on the board of directors’ agenda are distributed and explained in advance for the outside directors, and the information helpful for them to supervise the Company’s business are continuously provided, including when they assume their respective positions.

2.	Matters Related to Governance Functions, Including Execution of Management, Auditing and Internal Supervision, Nominations and Decisions on Remuneration Etc. (Current Corporate Governance System)

Board of Directors

The Board of Directors comprises 13 members (comprising of 8 Inside Directors and 5 Outside Directors, or 11 men and 2 women).

In order to respond to the mandate of the shareholders to achieve sustainable growth and enhance the corporate value of the Company over the medium to long term, the duties of the Board of Directors include making decisions concerning key Company matters such as its basic management policies and monitoring of operations.

In addition, the Board of Directors discusses and makes decisions concerning matters specified in the regulations of the Board of Directors, as well as matters set forth in the articles of incorporation and applicable laws. All other matters are delegated to the Representative Directors or the Executive Directors.

In order to fulfill its role above, the Board of Directors considers the balance in the diverse knowledge and experience of the Board of Directors as a whole. And persons who have superior character and insight, and have high expertise and abundant experience are elected as the directors. Gender, nationality and other attributes are of no consequence.

If the Board of Directors seeks to submit to the shareholders’ meeting a proposal regarding the election of a director (excluding directors who are Audit and Supervisory Committee members) and to determine or change the remuneration structure or the remuneration standards for the officers, it shall discuss the matter after hearing the opinions formed in advance by the Audit and Supervisory Committee so that independence, objectiveness, and accountability of the Board are enhanced.

In fiscal year 2019, the Board of Directors met 10 times, and all the Directors attended all of those meetings. (Ms. Hiroko Koide and Mr. Kunihiko Sakai attended all of the Board of Directors meetings held after they were appointed to the position. (8 times))

Outside Directors

The Company appoints Outside Directors who have abundant experience and deep insight, and are capable of overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint based on the standpoint independent from the Company group.

In selecting Outside Directors, the Company seeks to identify persons who have a high degree of independence. The five Outside Directors currently in office satisfy Independence criteria for outside directors and their interests are not in conflict with those of the Company nor the shareholders.

An Outside Director who is also a member of the Audit and Supervisory Committee shall collaborate with an accounting auditor, internal audit divisions and control divisions, as stated in the section 2-1 “Audit and Supervisory Committee” of this report. The Audit and Supervisory Committee shall provide to other Outside Directors any information beneficial for business management, as necessary.

Audit and Supervisory Committee

The Audit and Supervisory Committee comprises five members who are also directors of the Company (including three Outside Directors).

In order to respond to the entrustment of the shareholders, the Audit and Supervisory Committee shall conduct audits of the directors and execute the duties of the committee prescribed by laws and regulations with the aim of ensuring sound and sustainable growth of the Company.

Each director serving as an Audit and Supervisory Committee member audits the execution of duties by directors in accordance with the auditing and supervisory criteria for the Audit and Supervisory Committee, auditing policies and division of duties, etc., as determined by the Audit and Supervisory Committee. The audit is carried out through participation in important meetings, examination of status of management/company assets, and other activities.

To provide timely and accurate reports to the Audit and Supervisory Committee, Standards for Audit and Supervisory Committee Reports has been established. Based on these standards, reports are made periodically to the Audit and Supervisory Committee on the status of the business operations of the Company and its subsidiaries etc., the design and operation of internal control systems and other matters. Also, when events occur that have a major impact on the Company, reports should be made.

In fiscal year 2019, the Audit and Supervisory Committee met 8 times, and all the Directors who are Audit and Supervisory Committee members attended all of those meetings. (Mr. Kunihiko Sakai attended all of the Audit and Supervisory Committee meetings held after he was appointed to the position. (5 times))

Status of Activities to Strengthen the Functions of the Audit and Supervisory Committee

The Company has formed the Audit and Supervisory Committee’s Division as a staff organization directly under the Audit and Supervisory Committee to provide support to the Committee.

In order to ensure the effectiveness of the audit, the Audit and Supervisory Committee appoints two full-time members for the Committee.

Mr. Masafumi Suzuki, a director who is also a member of the Audit and Supervisory Committee, has had sufficient operating experience in the finance and accounting departments of the Company and its subsidiaries, and Mr. Hideo Takaura, also a director and a member of the Audit and Supervisory Committee, has abundant experience and considerable knowledge as a certified public accountant. Both of them qualify as “persons with considerable knowledge of finance and accounting,” as specified under Article 121-9 of the Implementation Regulations of Japan’s Company Law. In addition, the Company’s Audit and Supervisory Committee has recognized Messrs. Masafumi Suzuki and Hideo Takaura as “specialists in finance in the Audit and Supervisory Committee” as specified in the regulations of the U.S. Securities and Exchange Commission, based on Article 407 of U.S. Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act of 2002). All five members of the Audit and Supervisory Committee remain independent as specified by the regulations of the U.S. Securities and Exchange Commission.

Organizational Operating System

On the basis of our Fundamental Beliefs and from a long-term perspective, to support business expansion six Regional Operations and a Regional Unit have been established; they are responsible for management of the business in their respective regions. The Motorcycle Operations and Automobile Operations have functions of sales, production, research & development, purchasing, etc., and Life Creation Operations have functions of sales, production, purchasing, etc. These Operations develop medium-to long-term plans for their respective products and coordinate efforts with regional functions to optimize and enable smooth global business operations. Furthermore, the MaaS Operations carries out planning and development of next generation services for all products under the categories of motorcycle, automobile, and life creation. In addition, each of the Company’s functional operations, etc. including Brand and Communication Operations, Business Management Operations, Human Resources and Corporate Governance Operations, IT Operations, Quality Innovation Operations, and Customer First Operations, is providing support and coordinating efforts to increase the effectiveness and efficiency of the Honda Group as a whole.

R&D activities for new value products/technologies and for the products in Life Creation Business are carried out mainly by Honda R&D Co., Ltd., independent subsidiary, and its subsidiaries in order to create distinctive and internationally competitive new value through the application of advanced technology.

Operating Structure

In order to strengthen business operations in each region and field, and to make timely and appropriate business decisions, the Company places Operating Officers and Operating Executives who have been delegated the business execution authority from the Representative Director or the Executive Director to being responsible for business operations in their respective area of responsibility, in each area headquarters, business headquarters and functional headquarters, and other main organizations.

Executive Council

The Company has formed an Executive Council which is composed of the Representative Director and the Executive Director, in principle. This council conducts prior discussions of items that will be decided by the Board of Directors, and, within the limits of authority delegated to it by the Board of Directors, deliberates important management matters.

Further, to give greater autonomy to the regional level and make rapid management decisions, the Company has formed regional operating boards within each region. Within the limits of authority delegated to them by the Executive Council, these regional operating boards deliberate important management matters within their respective regions.

Internal Control

Audit Division, organized to perform internal audits as an independent division directly under the President, has 53 members and audits departments of the Company. It also provides supervision and guidance to internal audit departments of the major subsidiaries and when necessary, audits subsidiaries directly to enhance the internal audit system of the Honda group.

Accounting Audit

The Company has been audited from an accounting perspective by KPMG AZSA LLC as required under Japan’s Company Law, Japan’s Financial Instruments and Exchange Law and the Securities and Exchange Law of the United States.

Within KPMG AZSA LLC, a total of 75 staff conducted the audit for the performance of the Company. These accounting firm staff members comprised 3 certified public accountants (Hiroshi Miura, Tomoo Nishigori and Takeshi Kamada) who were in overall charge of the accounting audit, and 72 professional staff (including 24 certified public accountants and 48 other staff members).

The total remuneration paid to KPMG AZSA LLC and its affiliated accounting firm, KPMG, in fiscal year 2019 for the preparation of the auditor’s report, based on Japan’s Company Law, Japan’s Financial Instruments and Exchange Law, and the Securities and Exchange Law of the United States, which covered the Company and its consolidated subsidiaries, was ¥4,210 million. In addition, remuneration paid by the Company and its consolidated subsidiaries in fiscal year 2019 for services other than auditing services received from KPMG AZSA LLC and its affiliated accounting firm, KPMG, amounted to ¥176 million.

Method of Determining Accounting Auditor Remuneration

In deciding the amount of remuneration for services provided by the Company’s Accounting Auditor, various factors are taken into consideration in discussions with the accounting firm, including the Company’s size, special features, the time schedule for the audit and other matters. In addition, to preserve the independence of the Accounting Auditor, remuneration to be paid shall be decided, with the prior approval of the Audit and Supervisory Committee.

Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Companies Act and the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

3.	Reasons for the Selection of the Company’s Current Corporate Governance System

In order to further strengthen the supervisory function of the Board of Directors and speed up decision-making, Honda has adopted the Company with Audit and Supervisory Committee that enables increased segregation between the supervisory function and the business execution function and further delegation of the business execution authority to the Executive Directors.

III.	Status of Implementation of Measures Related to Shareholders and Other Interested Parties

1.	Initiatives to Reactivate the General Meeting of Shareholders and Facilitate the Smooth Execution of Voting Rights

Sending of the notice of convocation of shareholder meeting earlier

Supplementary Explanation

The Company is sending the General Meeting notice and relevant documents prior to the statutory period and posting the notice and relevant documents (both in Japanese and English) on its website prior to sending them.

Scheduling of the General Meeting on days to avoid conflicts with other companies’ shareholder meetings

Supplementary Explanation

Holding the Regular General Meeting of Shareholders as early as possible, after considering preparation of schedules, etc.

Electronic exercise of voting rights

Supplementary Explanation

The Company is providing shareholders with a means to execute their voting rights via the Internet using PCs, smartphones, and the like.

Participation in an electronic voting platform and taking initiatives to improve the voting environment for institutional investors

Supplementary Explanation

Participating in voting platform.

Offer an English-language version of the General Meeting notice (summary)

Supplementary Explanation

Offering an English version of the notice of the General Meeting and relevant documents for foreign investors.

Other

Supplementary Explanation

At the General Meeting, the Company has been working to improve information provision by explaining about its business report and the matters for resolution in an easy-to-understand manner by utilizing movies, slides, presentations, and the like.

Also, following the directives of Japan’s Cabinet Office, concerning disclosing corporate information etc. announcing the results of the voting during the General Meeting.

2.	Status of Investor Relations (IR) Activities

Hold periodic information meetings for analysts and institutional investors

Supplementary Explanation

Holding information meetings to announce quarterly results (four times a year), and, as necessary, holding press conferences presented by the President and Representative Director.

Explanation by Company Representatives

Yes

Hold periodic information meetings for foreign investors

Supplementary Explanation

For key foreign institutional investors at appropriate times conducting to explain the Honda Group’s business strategies etc.

Explanation by Company Representatives

Yes

Post IR materials on the Company website

Supplementary Explanation

Posting various types of Company information for shareholders and investors on the Company website (Japanese: https://www.honda.co.jp/investors/ English: https://global.honda/investors/). Making timely disclosure of materials simultaneously in Japanese and English.

Appoint an IR Representative and create an IR department

Supplementary Explanation

The Company has appointed IR Representative in Japan and North America and is working to expand and enhance IR activities.

Other initiatives

Supplementary Explanation

Issuing a periodic publication for shareholders (Kabunushi Tsushin) that contains information on Honda’s business, products, financial performance and other topics. In addition, holding on-site tours of Honda factories and other facilities in Japan and overseas for shareholders and investors.

3.	Initiatives Related to Respecting the Viewpoints of Stakeholders

Require respect for the viewpoints of stakeholders through issuance of internal guidelines.

Supplementary Explanation

To solidify trust in Honda among customers and in society, “Honda Conduct Guidelines” has been issued as a code of conduct that summarizes the conduct with integrity to be practiced by all personnel working for the Honda Group.

Implement environmental preservation and other CSR activities, etc.

Supplementary Explanation

Honda considers that stakeholder dialogue is a beneficial tool that leads to a proper understanding of stakeholders regarding the Company’s initiatives while also giving the Company an understanding of changes and risks in the social environment.

Based on this understanding, the various divisions at Honda conduct dialogues globally, through a variety of opportunities, with the stakeholders engaged in Honda’s business: those stakeholders either are impacted by Honda’s business activities or whose activities that impact Honda’s business activities.

As a part of this activity, Honda issues the Honda Sustainability Report annually to help our stakeholders understand about non-financial activities of Honda, including the areas of environment, safety, quality, human resource, supply chain, community activities and philanthropic contributions and also updates the report on our website.

Establish policies, etc., for offering information to stakeholders.

Supplementary Explanation

To gain substantially increased trust and mutual understanding of all stakeholders, Honda emphasizes transparency to offer information proactively. For disclosure of corporate information through earnings and financial reports, a Disclosure Committee has been formed comprising the Operating Executives in charge and other personnel, which is in charge of deliberating the disclosure content, in order to assist President and Representative Director and the Director in charge to confirm the accuracy and appropriateness of disclosure content.

IV.	Matters concerning Internal Control Systems

1.	Basic Views on Internal Control Systems and Development Status Thereof

1.	The Company’s basic policy on development of internal control systems resolved upon by the Board of Directors is as follows.

(1)	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an officer to coordinate all compliance matters and will further develop its compliance systems.

(2)	Systems related to retention and management of information on execution of duties by the Directors

The Company will establish a management policy for information related to the execution of duties by the directors and appropriately store and manage such information.

(3)	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

(4)	Systems for ensuring that the duties of the Directors are being executed efficiently

The Company will endeavor to facilitate the delegation of authority from the Representative Director or the Executive Director by placing Operating Officers and Operating Executives and will further develop systems that enable timely and appropriate business decision making by clearly defining the scope of authorities granted to Operating Officers and Operating Executives, and the decision-making process.

To conduct management efficiently and effectively, the Company will establish annual and medium-term business plans, endeavor to share these plans, and supervise their progress.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

(6)

Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the directors who are Audit and Supervisory Committee members), and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Audit and Supervisory Committee to provide support to the said Committee.

(7)	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the said Committee

The Company will further develop systems for the management and employees of the Company and its subsidiaries to report to the Audit and Supervisory Committee. No one making such a report will receive any disadvantageous treatment for doing so.

(8)	Other systems for ensuring the effectiveness of audits by Audit and Supervisory Committee

In accordance with laws and ordinances, the Company will bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit and Supervisory Committee to be conducted effectively.

2.	An overview of the development and operating status of Internal Control Systems of the Company based on the above basic policy is as follows.

(1)	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the conduct with integrity to be taken by its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Guidelines through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has established the Business Ethics Kaizen Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Senior Managing Director, Chief Financial Officer; Director in Charge of Finance and Administration (Accounting, Finance, Human Resources and Corporate Governance) has been appointed as a Compliance Officer.

The Company has established a Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In fiscal year 2019, the Compliance Committee has held regular meetings and has deliberated on matters such as the establishment and operating status of internal control systems, the operating status of the Business Ethics Kaizen Proposal Line and the measures to improve compliance.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

(2)	Systems related to retention and management of information on execution of duties by the Directors

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the directors.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and stored for a long period of time by the department in charge.

(3)	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Senior Managing Director, Director in Charge of Monozukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT) has been appointed as Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and as necessary, the Global Emergency Headquarters is established. The response by the Company to the spread of COVID-19 is also being coordinated via the Global Emergency Headquarters. Based upon the experience obtained from this situation, the Company will work to further strengthen its risk management system.

(4)	Systems for ensuring that the duties of the Directors are being executed efficiently

In order to strengthen business operations in each region and field, and to make timely and appropriate business decisions, the Company places Operating Officers and Operating Executives who have been delegated the business execution authority from the Representative Director or the Executive Director to being responsible for business operations in their respective area of responsibility, in each area headquarters, business headquarters and functional headquarters, and other main organizations.

In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to the Executive Directors, the Operating Officers or the Operating Executives and the decision-making process. The Company has adopted a “company with an Audit and Supervisory Committee” system, and strengthen the supervisory function of the Board of Directors and extend the delegation of authority from the Board of Directors to the Executive Council for further increased speed in decision-making.

The Board of Directors determines the business vision, company-wide midterm management plans and the annual business plans, which are then shared throughout the Company through each Chief Operating Officer and other Executive Officers.

The Board of Directors receives reports on the progress of the business vision and company-wide midterm management plans each fiscal year and on the progress of business plans each quarter, thereby supervising the execution status thereof.

(5)	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

Persons responsible for the supervision of each subsidiary have been appointed from among the Executive Directors, the Operating Officers and Operating Executives with jurisdiction over the area related to the business of the relevant subsidiary. These persons responsible regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Kaizen Proposal Line of the Company accepts whistle-blowing reports from management and employees of subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

(6)

Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the directors who are Audit and Supervisory Committee members), and ensuring effectiveness of instructions to such Directors and employees

Full-time staff members are employed for the Audit and Supervisory Committee’s Division which is independent from the chain of command of the directors (excluding the members of the Audit and Supervisory Committee) of the Company and is under the direct control of the Audit and Supervisory Committee. Under the direct order from the Audit and Supervisory Committee, the Audit and Supervisory Committee’s Division shall support the said Committee to execute their duties efficiently.

(7)	Systems for Directors and employees to report to Audit and Supervisory Committee and other systems related to reporting to Audit and Supervisory Committee

The Company has established its Standards for the Audit and Supervisory Committee Reports as a set of standards for reports to the Audit and Supervisory Committee, and the relevant departments of the Company regularly report to the Audit and Supervisory Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit and Supervisory Committee is treated disadvantageously for having done so.

(8)	Other systems for ensuring the effectiveness of audits by Audit and Supervisory Committee

In order for the Company to bear the necessary expenses for the Audit and Supervisory Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit and Supervisory Committee.

The Audit and Supervisory Committee work closely with the Audit Division, which serves as the Company’s internal audit department, to conduct audits of the Company and its subsidiaries. Additionally, two full-time members of the Audit and Supervisory Committee are employed to attend meetings of the Executive Council and other important meetings as necessary.

2.	Basic Approach to and Current Status of Activities to Exclude Anti-Social Elements

Honda’s basic policy is to maintain a resolute attitude at all times toward anti-social elements that threaten social order and safety. An organizational unit has been formed to respond to these elements, and the Company works closely with the police and other outside organizations.

V.	Other Information

1.	Adoption of anti-takeover measures

Existence of anti-takeover provisions: None

Supplementary Explanation of Matters Related to this Item

2.	Other matters related to corporate governance, etc.

Basic policy for timely disclosure

The Company regards the following as material information that should be disclosed and works to make such information available promptly, appropriately and fairly to shareholders, investors and other stakeholders.

Material information

(1)

Corporate information that must be disclosed under Japan’s Financial Instruments and Exchange Law and the regulations of stock exchanges (as set forth in regulations regarding listed securities) and that will have a material impact on investment judgments.

(2)	Other corporate information that may have a material impact on investment judgments.

Internal systems for timely disclosure of corporate information

The Company has established systems for the management of corporate information under which, under the supervision of the officer in charge of handling information, the General Affairs, Legal, Finance and Accounting divisions collect corporate information which is expected to constitute information that is subject to timely disclosure from the Company’s decision-making body, units that have principal responsibility (units with principal responsibility) for businesses relating to the relevant information and subsidiaries and manages such information.

Decisions on whether the information is material and should be disclosed and the manner in which it should be disclosed are made, in accord with the basic policy previously mentioned, through joint discussions led by the officer in charge of handling information together with the General Affairs, Legal, Finance and Accounting divisions; the representative directors; units with principal responsibility; and the officers who manage and supervise such units (officers in charge).

Outline of Internal Systems for Timely Disclosure

Corporate Governance System